

Mail Stop 4720

September 8, 2017

Richard E. Herrington
President and Chief Executive Officer
Franklin Financial Network, Inc.
722 Columbia Avenue
Franklin, TN 37064

> **Re: Franklin Financial Network, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 1, 2017**
> **File No. 333-220309**

Dear Mr. Herrington:

This is to advise you that we have not reviewed and will not review your registration statements.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Steven J. Eisen, Esq.